November 30, 2009

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-1004

ATTN.   Ms. Patsy Mengiste
        Document Control - EDGAR

           RE:   RiverSource Tax-Exempt Income Series, Inc.
                     RiverSource Tax-Exempt High Income Fund

           Post-Effective Amendment No. 51
           File No. 2-62552/811-2901

Dear Ms. Mengiste:

Registrant is filing Post-Effective Amendment No. 51 on Form N-1A pursuant to Rule 485(a)(1) to comply with the amendments to Form N-1A.

If you have any questions regarding this filing, please contact Christopher O. Petersen at 612-671-4321 or Katina Walker at 612-671-6990.

Sincerely,

/s/ Scott R. Plummer
--------------------------------------------------
    Scott R. Plummer
    Vice President, General Counsel and Secretary
    RiverSource Tax-Exempt Income Series, Inc.